Exhibit 99.1

BROOKFIELD INFRASTRUCTURE ANNOUNCES EXERCISE OF

OVER-ALLOTMENT OPTION

All dollar references are to U.S. dollars unless noted otherwise.

Hamilton, Bermuda, May 9, 2013 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today advised that, in connection with its recently-announced $296 million public offering (the “Offering”) and concurrent private placement, the underwriters have exercised their option (the “Over-allotment Option”) to purchase an additional 851,565 limited partnership units (“LP Units”) at a price of $37.75 per LP Unit. Brookfield Infrastructure will receive additional net proceeds of approximately $31 million from the exercise of the Over-allotment Option. Closing of the Over-allotment Option is expected to occur contemporaneously with the Offering on May 13, 2013.

In connection with the exercise of the Over-allotment Option, Brookfield Asset Management Inc. (NYSE/TSX/Euronext: BAM) (collectively with its related entities other than Brookfield Infrastructure, “Brookfield”) has exercised its option (the “Brookfield Option”) to purchase an additional approximately $12 million of redeemable partnership units from Brookfield Infrastructure’s holding limited partnership. The Brookfield Option will close concurrently with the Over-allotment Option. Following the closing of the Over-allotment Option and the Brookfield Option, Brookfield will continue to hold an approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis.

Offer Documents

Brookfield Infrastructure has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Offering. Before you invest, you should read the prospectus in that Registration Statement and other documents Brookfield Infrastructure has filed with the SEC for more complete information about Brookfield Infrastructure and the Offering. Brookfield Infrastructure has also filed a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, a copy of the U.S. prospectus supplement may be obtained through this hyperlink: http://www.brookfieldinfrastructure.com/_Global/22/img/content/file/US_Prospectus_Supplement_FINAL_May_2013.pdf. Alternatively, Brookfield Infrastructure, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in the United States from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, toll-free: 800-221-1037, email: newyork.prospectus@credit-suisse.com, Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, New York, 11717, toll-free: 800-831-9146, HSBC Securities (USA) Inc., Attention: Prospectus Department, 452 Fifth Avenue, New York, New York 10018, toll-free: 866-811-8049, email: ny.equity.syndicate@us.hsbc.com, RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, New York, toll-free: 877-822-4089, or TD Securities (USA) LLC, Attention: David Chepauskas, 31 West 52nd St., New York, New York, 10019, tel: 212-827-7392 or in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4, fax: 416-313-6066, email: distribution@rbccm.com, or Credit Suisse Securities (Canada), Inc., One First Canadian Place, Suite 2900, Toronto, Ontario, M5X 1C9, tel: 416-352-4500, email: ecm.canada@credit-suisse.com.

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Infrastructure in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport, energy and timber assets in North and South America, Australasia and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “expected” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the Offering, the Over-allotment Option and the issuance of redeemable partnership units to Brookfield. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in the Registration Statement and prospectus supplement thereto. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.